SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THE PARKVIEW GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

701520 20 7
(CUSIP Number)

Marc J. Ross, Esq.
James M. Turner, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY10006
Tel: (212) 930-9700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701520 20 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Firm Success International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,886,990
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	4,886,990
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,886,990*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* This calculation is based upon 9,551,333 shares of common stock of The Parkview Group, Inc. outstanding as of November 10, 2010, as reported in The Parkview Group, Inc.’s report on Form 8-K filed on November 15, 2010.

CUSIP No. 701520 20 7

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Phong Sae-Ia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,886,990
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	4,886,990
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,886,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* This calculation is based upon 9,551,333 shares of common stock of The Parkview Group, Inc. outstanding as of November 10, 2010, as reported in The Parkview Group, Inc.’s report on Form 8-K filed on November 15, 2010.

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of The Parkview Group, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located atNo. 88, Eastern Outer Ring Road, Ningguo City, Anhui Province, 242300, People’s Republic of China.

Item 2. Identity and Background.

This statement is being filed by Firm Success International, Ltd., a British Virgin Islands corporation with a mailing address of No. 88, East Waihuan Road, Ningguo, Anhui Province, People’s Republic of China 242300(“Firm Success”) and Phong Sae-Ia, an individual residing in Hong Kong and having a business address at No. 88, East Waihuan Road, Ningguo, Anhui Province, People’s Republic of China 242300 (“Phong” and together with Firm Success, the “Reporting Persons”). Phong is the sole shareholder and officer of Firm Success, which is a controlling shareholder of the Issuer.

During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 10, 2010, pursuant to a Share Exchange Agreement entered into by and among the Issuer, Dynamic Ally, a British Virgin Islands corporation (“Dynamic”), the shareholders of Dynamic and certain shareholders of the Issuer (the “Reverse Merger”), the shareholders of Dynamic, which Firm Success was one of, exchanged all of their shares of Dynamic for newly issued shares of common stock of the Issuer. As a result, Firm Success acquired 4,886,990 shares of the Issuer’s common stock as consideration for all of Firm Success’ ownership in Dynamic Ally.

Dynamic Ally owns 100% of Ningguo Taiyang Incubation Plant Co., Ltd. (“Ningguo”), which is a wholly foreign-owned enterprise (“WFOE”) under the laws of the PRC. Ningguo has entered into a series of contractual arrangements with Anhui Taiyang Poultry Co., Ltd., a limited liability company headquartered in, and organized under the laws of, the PRC (“Anhui”), whose primary business is raising, processing and marketing ducks and duck related food products through three business lines.

As a result of the Reverse Merger, the Issuer acquired 100% of the capital stock of Dynamic and consequently, control of the business and operations of Anhui. From and after the closing date of the Reverse Merger, the Issuer’s primary operations consist of the business and operations of Anhui.

Item 4. Purpose of Transaction.

The Reverse Merger was part of a series of transactions undertaken by the Issuer in order to (i) accomplish the acquisition of the business of Anhui by the Issuer and (ii) the private placement of units (“Units”) of the Issuer (the “Private Placement”) to certain investors (the “Purchasers”).Each Unit consists of four shares of the Issuer’s common stock, $0.001 par value and a Warrant to purchase one share.

Other transactions included, without limitation:

●	a series of restructuring transactions through which WFOE acquired control over the business operations and financial affairs of Anhui;
●	the resignation of the Issuer’s officers and the appointment of new officers on November 10, 2010;

●
a prospective change in control of the Issuer under which the Issuer’s directors resigned and five new directorsare appointed to the Issuer’s board of directors, subject to the filing and dissemination of an information statement on Schedule 14f-1;

●
Subscription Agreements by and among the Issuer and certain Purchasers for aggregate cash gross proceeds of $4,450,072and the exchange of $549,984 in previously issued debentures that were converted into Units;

●
Guarantee and Guarantee Escrow Agreements entered into by and among the Issuer, Firm Success, Laidlaw & Company (UK) Ltd., as representative of the Purchasers, and Gersten Savage LLP, as escrow agent, under which Firm Success agreed to have 1,466,097 shares of common stock of the Issuer issued to it in the Reverse Merger initially held in escrow (the “Escrow Shares”), which shares it may forfeit to the Purchasers, depending on the Issuer’s financial performance for the fiscal year ending December 31, 2010. If the Issuer does not meet certain financial performance targets for the fiscal year ending December 31, 2010, all of the Escrow Shares may be forfeited and distributed ratably to the Purchasers according to the number of Units each of them holds then; and

●
a call option agreement that gives the shareholders of Anhui (of which Wu Qiyou, the Issuer’s Chief Executive Officer and Chairman of the Board) owns 96% and Chen Beihuang, the Issuer’s Vice General Manager and a Director, owns 2%), the exclusive right, over a three-year period, to purchase, to the extent permitted under Chinese law, all or part of the equity interests for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable Chinese law. If the Option Agreement is exercised in full, Wu Qiyou would control 4,691,510, or 49.12%, and Chen Beihuang would own 97,740, or 1.02%, of the Issuer’s shares at such time as this equity interest were fully earned pursuant to the terms of the Option Agreement.

Except as set forth herein, neither Reporting Person has any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, each Reporting Person beneficially owns 4,886,990 shares of the Issuer’s common stock, which represents approximately 51.2% of the Issuer’s common stock. Phong is the sole shareholder in Firm Success and his beneficial ownership in the Issuer is based upon his interest in Firm Success.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 4,886,990 shares of common stock of the Issuer as issued to Firm Success.

(c)
Other than the acquisition of the shares has reported herein, the Reporting Personshave not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Personshave the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,886,990 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Reverse Merger, the subscription agreement, the guarantee, the guaranteeescrow agreement, the call option agreement and as described above under Items 2-4, the Reporting Personshave not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.Other than the relationship between the Reporting Persons as describedabove under Items 2-4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

2.01
Share Exchange Agreement, dated as of November 10, 2010 between the Company, the controlling stockholders of the Company, the stockholders of the Company, Dynamic Ally, Limited. and the stockholders of Dynamic Ally Limited.*

10.01
Performance Milestone Shares Escrow Agreement, dated as of November 10, 2010, by and among The Parkview Group, Inc., Laidlaw & Co. (UK) Ltd. on behalf of the Investors identified in the Subscription Agreement, Gersten Savage LLP, as escrow agent, and Firm Success International, Ltd.*

10.02	Guarantee dated November 10, 2010, by and between the Laidlaw & Company (UK) Ltd., as representative for the Purchasers and Firm Success International Ltd.*
10.03	Option Agreement, dated as of May 26, 2010.*
10/04.	Form of Subscription Agreement dated November 10, 2010.*
99.1	Joint Filing Agreement.

* Incorporated by reference to the exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on November 15, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 19, 2010

FIRM SUCCESS INTERNATIONAL, LTD.

	By:	/s/ PHONG SAE-IA
		Name:	Phong Sae-Ia
		Title:	Director

/s/ PHONG SAE-IA
Phong Sae-Ia